Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Conor McGregor’s Coach John Kavanagh Advances Global Coaching Syllabus

Highlights

●	John Kavanagh, coach to Conor McGregor, leading development of structured training focused on control, restraint and de-escalation
●	MMA.INC leveraging global network of coaches and gyms to support training across law enforcement, military and first responder communities
●	Programs designed to enhance safety outcomes for both personnel and the public
●	Expands practical application of MMA.INC platform beyond combat sports and fitness into real-world training environments

New York, NY – APRIL 16, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today provided additional context regarding its previously announced initiatives led by co-founder John Kavanagh, longtime coach of UFC superstar Conor McGregor, focused on expanding participation and training pathways across its global platform.

The Company emphasised that these initiatives are grounded in the application of martial arts as structured systems of control, discipline and de-escalation, particularly in professional settings where safety outcomes are critical.

John Kavanagh, Co-Founder of MMA.INC and coach to Conor McGregor, said:

“Martial arts has never been about violence, it’s about control, discipline and understanding how to manage difficult situations without things escalating. The reality is, these skills are for everybody. Whether you’re a complete beginner walking into a gym for the first time, or someone working in a high-pressure environment like law enforcement or emergency services, the principles are the same.

You’re learning how to stay calm under pressure, how to control a situation, and ultimately how to keep both yourself and others safe. That’s the real value of this kind of training, and it’s something we’re very focused on delivering properly through our global network of coaches and academies.”

Kavanagh is leading the development of training frameworks that draw on Brazilian Jiu-Jitsu, mixed martial arts and other combat sports disciplines widely recognised for their emphasis on control, positioning and restraint rather than escalation.

These principles are increasingly utilised globally as tools to help law enforcement, first responders and security personnel manage situations safely and effectively.

MMA.INC intends to leverage its rapidly growing network of coaches, academies and training partners to support the delivery of these programs, reflecting the Company’s broader strategy of transforming martial arts from a spectator sport into a practical, participation-driven discipline with real-world application.

Importantly, the Company believes that properly structured training of this nature can contribute to:

●	Reducing the need for force escalation
●	Improving situational control and decision-making under pressure
●	Enhancing safety outcomes for both personnel and the communities they serve

This approach aligns with MMA.INC’s core philosophy that martial arts represent one of the most effective tools globally for building discipline, resilience and controlled response in high-pressure environments.

As these initiatives develop, MMA.INC expects to continue expanding the role of its platform across both consumer participation and professional training environments, supported by its integrated ecosystem spanning coaching, digital content and gym-based delivery.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc